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SVB Reports Solid Asset Growth, Bolsters Reserves During 2nd Quarter

SONOMA, California July 27, 2009 - Sonoma Valley Bancorp, (OTC Bulletin Board: SBNK) the holding company for Sonoma Valley Bank, posted record total assets of $343 million at June 30, 2009 up 12.9% from $303 million as of June 30, 2008. Loans net of reserves reached $278 million, up 10.0% from $252 million in 2008 while deposits grew 7.1%, to $262 million, up from $245 million a year ago. The Company's crucial total risk-based capital ratio stands at a very healthy level of 13.4%, up from 11.8% one year ago.

Sonoma Valley Bank President and CEO, Sean Cutting reported a 2009 second quarter company loss of ($1,477,833), compared to the earnings of $946,625 a year ago, primarily due to an increased allocation to the reserve account for loan losses. Cutting stated, "Management and the Board of Directors determined it prudent to aggressively add to the reserve account during the current quarter, with a $4,250,000 allocation vs. $310,000 last year. This raises the loan loss reserve level to 3.02% of all loans, the highest level for the Bank in its history, and well-above the peer group average. While this reserve allocation negatively impacts the profit and loss statement during this period, it is a responsible move in light of the current banking and real estate environments. This higher reserve level puts the Bank in a better position to deal with impaired assets as they arise."

On a per share basis, net income for common stockholders was ($0.70) versus $0.42 during the same period in 2008. For the first six months of 2009, the annualized Return on Average Assets was (0.56%) and the annualized Return on Average Equity was (4.98%). The Book Value for common stock at period end was $12.75. The Bank had 4.09% in non-performing assets at June 30, 2009, up from 0.25% at June 30, 2008, while net charge-offs during the current quarter were $661,959.

Commenting on the increase in non-performing assets during the quarter Cutting noted, "The increase was primarily due to one large lending relationship secured by a commercial construction project and a separate land development project in Sonoma County. This one relationship accounts for over two-thirds of the total non-performing assets and the Bank is pursuing all options available to collect the full amount owed." The Bank continues to closely monitor the performance of its loan portfolio and the adequacy of the reserve account, and is prepared to make adjustments as deemed necessary.

Cutting also emphasized that the Bank's net interest income remains very strong, with the first six months of this year exceeding last year's six-month total, $7.18 million and $7.12 million respectively, while non-interest expense increased by $485,000 against the same six month period last year, primarily due to a large increase in FDIC insurance premiums assessed on all federally insured institutions.

Given the Bank's knowledge of its local market, strong capital position and strong net interest income, it is well-positioned to continue gaining local market share and provide continued long-term profitability to the holding company as the economy and real estate markets recover.

Sonoma Valley Bancorp shares are listed on the OTC Bulletin Board (OTCBB) and the stock symbol is **SBNK**.

This press release may contain forward-looking statements, which are not historical facts, but which management believes are a benefit to shareholders. These forward looking statements may include management's expectations regarding future events and performance of its subsidiary, Sonoma Valley Bank, including such items as operating efficiencies, projected growth in loans and deposits, future operating results and forecasts, net interest margin, strength of the local economy where Sonoma Valley Bank principally operates, and federal fiscal policies. Future events are difficult to predict and such forward-looking statements contained in this press release which are not historical facts are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed, including, but not limited to, certain changes in the local economy, changes in interest rates and federal fiscal policies, and changes in competition. In addition, the Company discusses certain other risks and uncertainties related to its operations in its reports filed with the Securities and Exchange Commission, which risks and discussion should be read in conjunction with this press release. The Company assumes no obligation to publicly revise forward-looking statements to reflect subsequent events or changed circumstances.